January 10, 2007

Ellie Quarles

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Amazon.com, Inc.

Definitive 14A

Filed April 27, 2007

File No. 0-22513

Dear Ms. Quarles

On behalf of Amazon.com, Inc., this responds to your letter of December 6, 2007, regarding our Definitive Proxy Statement on Schedule 14A for the 2007 Annual Meeting of Shareholders (“2007 proxy statement”). Each of your comments is set forth below, followed by our response. Page references refer to the 2007 proxy statement.

Definitive Proxy Statement on Schedule 14A for the 2007 Annual Meeting of Shareholders

Compensation Discussion and Analysis, page 13

Comment 1

We note your response to comment 6 in our letter dated August 21, 2007 - Please identify all companies against which you benchmark total compensation or any material element of compensation - See Item 402(b)(2)(xiv) of Regulation S-K.

Response

While we review aggregated market base salary and total compensation information from third-party surveys, we exercise discretion in determining base salaries and equity grants and do not require that either be set at a specific level relative to what is reflected in the surveys.

Certain Relationships and Related Person Transactions, page 21

Comment 2

We note your response to comment 10 in our letter dated August 21, 2007 and reissue that comment. In addition to the disclosure you have undertaken to provide, please disclose the identity of the employee who shares the same household as Brian Valentine and the identity of the brothers of Kal Raman.

Response

In future filings, we will disclose the name of the employee who shares the same household as Brian Valentine, as well as the names of other employees for whom disclosure is required under Rule 404(a). Since Kal Raman left the Company in 2006, we no longer need to include disclosure regarding his brothers.

* * *

January 10, 2007

As requested in your comment letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please contact me at (206) 266-6475 (telephone) or (206) 266-7010 (facsimile).

Very truly yours,

/s/ L. Michelle Wilson
L. Michelle Wilson
Senior Vice President, General Counsel and Secretary

cc:	Amazon.com Leadership Development and Compensation Committee Members

Jeffrey P. Bezos

President and Chief Executive Officer

Thomas J. Szkutak

Senior Vice President and Chief Financial Officer

Anthony J. Galbato

Vice President, Human Resources

Ronald O. Mueller

Gibson, Dunn & Crutcher LLP